

March 25, 2011

Scott W. Griffith
Chief Executive Officer
Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, MA 02141

> **Re:** **Zipcar, Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form S-1**
> **Filed March 22, 2011**
> **File No. 333-167220**

Dear Mr. Griffith:

We have received your response to our prior comment letter to you dated March 18, 2011 and have the following additional comments.

Prospectus Cover Page

1. To the extent that the underwriters exercise the option to purchase additional shares from the selling shareholders, please revise to disclose how the number of shares to be purchased will be allocated among the selling shareholders.

Prospectus Summary, page 1

Market Opportunity, page 3

2. Please revise to remove marketing terminology such as "enormous" to describe the car sharing market from the prospectus.

Stock-Based Compensation, page 61

3. We note your response to our prior comment number 5. To the extent that the expected pricing of the Company's common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company's common shares and the expected public offering price.

Business, page 78

Our Growth Strategy, page 85

4. We note your response to our prior comment nine. Please revise to clarify for investors which services listed are the subject of the "investments in expanded in-vehicle systems" and "expanded mobile device technologies."

Our Operations and Fleet Management, page 87

5. We note your discussion of the non-GAAP measure "income before tax per vehicle" in the last paragraph on page 87. Please revise your discussion and presentation of this non-GAAP measure to comply with the guidance outlined in Item 10(e)(i) of Regulation S-K or eliminate the presentation of this measure from the filing.

Other

6. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

7. Please provide currently dated consents from the independent public accountants in any future amendments.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: John H. Chory, Esq.
       Fax: (781) 966-2100